AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

February 22, 2011

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporations and Finance
100 F Street N. E.
Washington, DC 20549

Dear Michael,

       This letter is in response to your comment letter dated January 6, 2011 concerning File No. 000-53578.

       We have listed each comment number and then have stated the answer next to it.

Sincerely,

/s/ J.R. Stirling
J.R. Stirling, President

Amendment to Form 10 filed January 14, 2010

General

     1. All of the reports mentioned in this comment were subsequently filed on January 14, 2011.

Item 1. Business, page 5

      2. The 70% figure used was a rough estimate rather than a known amount. We really don’t have a figure that could be relied on. Since that filing the company has decided to curtail regular loan activity until such time as we are in a position to raise some capital and put our original acquisition program into effect. We continue as an operating company but, currently any income received is derived from consulting activities.

    We have removed the percentages listed for sub-prime and non-conforming loans and made a general comment that “the significant majority of our loans were sub-prime or non-conforming”.

Regulation, page 6

     3.  As stated above we have currently suspended any direct loan activity. If we do decided to do a loan prior to implementing an acquisition program, we would do loans only in the State of Florida and they would be sent to Global to be done under their license as their loan. See attached copy. Global has a current application with the National Mortgage Lending Service under the SAFE Act.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

    We have attached a copy of the license for Global Lending Group, Inc. from the State of Florida to operate as a Correspondent Mortgage Lender.

Item 5. Directors and Executive Officers, page 12

      4.  Mr. Stirling has not held any other occupations, employment or any other directorships during the past five years except, that over the last year he has worked part time as a car sales man. He is currently on a leave of absence from that work. During the past ten years Mr. Stirling has not been involved in any of the legal proceedings identified in Item 401 (f).

    We added this note to the disclosure.  We also changed the time frame on the litigate disclosure to ten years.

Item 10. Recent Sales and Issuances of Unregistered Securities, page 17

    We note your proposed response to comment 20 of our letter to you dated March 24, 2010. Please advise the staff as to whether any of your stock sales were subject to Florida’s Blue Sky Laws or tell us the exemption from such requirement
     5.  The sales in Florida were undertaken pursuant to the exemption from registration found in Florida Statutes, Section 517.061(11).  We complied with all provisions of this statutory exemption.

Item 11. Description of Registrant’s Securities to be registered, page 18

     6. These were private placement sales. Shares were sold to different parties at different prices depending on what price the purchaser valued the shares. Also, the sales dates on some sale shown with the same issuance date were different but the Transfer Agent used the same certificate issuance date on a number of certificates. The per share prices were determined by negotiations between Mr. Stirling and the other party depending on the reason for the sale, the number of shares being purchased and the need for the funds. Generally, the share prices decreased from $0.02 in early 2008 to $0.01 or $0.005 in early 2009.  There are exceptions for services which were generally lower than cash prices.

    One instance on August 28, 20008, (per the transfer issue date) where Mr Stirling received 3 mil shares at $0.02 and others received lesser share at $0.01 is due to the fact that Mr. Stirling’s shares were the second installment of stock according to an agreement that was negotiated before March 2008 to give Mr Stirling 5 mil shares at $0.02 in return for note that was being paid back over five years.  The $0.02 price was a negotiated price from an earlier time when the others did receive stock at $0.02.

    On February 16, 2009 (transfer agent date) N Guida and Mr Striling received shares for services at different prices.  This difference was due to number of shares issued and the value of the services.

    We added verbiage to Item 10 discuss how stock prices were determined and how the prices relate to the activities and financial position of the company.

Item 13. Audited Financial Statements and Supplementary Data

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

     7. This was answered in a previous Comment Response and disclosure. One of our ex-directors personally paid our auditor, Mr. Drake and received stock for his expenditure.  This is noted on the schedule of stock transactions provided with our last comment letter response.  This paid for the March 2008 audit.

    Proceeds for the sale of the investment property provided funds to pay Mr Drake for the March 2009 audit and, as noted in the MD&A liquidity section of page 10, Mr. Stirling made a commitment to assume personal responsibility for the repayment of any corporate debt and to fund any expenses related to public filings as needed. Our auditors have completed the necessary audits and reviews in connection with all delinquent filings that were filed on January 14, 2011 and have billed the Company $6,500. Mr. Stirling has agreed to pay any invoices that were due from any of the auditors.

Balance Sheet, page 21

     8.  The seemingly unusual treatment of the subscription receivable is due to the timing of the issuance of the stock.  As noted in the footnotes, in 2008 (early) Mr Stirling was offered a chance to buy 5 mil shares of common stock for a note payable over five years.  The loan was to be paid off through payroll deductions at $20,000 per year.  This loan receivable was recorded as of March 31, 2008 and the first payment in the amount of $20,000 was applied against the loan.  As of March 31, 2008, the stock had not been issued so there was not an equity transaction to offset the subscription receivable.  Therefore, we included the remaining note receivable in the asset section along with other amounts that were due from Mr Stirling.  These are both reported in Loans to Shareholders.  The general and administrative expenses for the year ended March 31, 2008, included $20,000 in officer salaries that Mr. Stirling did not receive because the cash was retained to pay down the loan.  We have two separate columns on the schedule of shareholder loans to track these funds separately.  The balance of the stock loan at March 31, 2008 was $80,000.  The balance of the other amounts due at March 31, 2008 was $47,441.  The total shareholder loans reported at March 31, 2008 was $127,441.

    In June 2008 and in August 2008, Mr Stirling was issued the 5 mil shares of stock that was associated with the loan.  This stock was issued in two batches.  The general & administrative expenses for the year ended March 31, 2009 include $20,000 in officer salaries that Mr. Stirling did not receive because the cash was retained to pay down the loan.  At March 31, 2009, we had an equity transaction in the amount of $100,000 that we believe should be offset by the remaining $60,000 in the stock loan.

    We do not believe that the subscription receivable should be recorded in equity before the stock was issued, nor do we believe that the remaining subscription receivable should stay in the asset section after the equity has increase for the stock issuance.  Either presentation would distort the balance one way or the other.

Note 7. Equity, page 31

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

    9. We understand your question on the realized gain and have provided a footnote describing the prior period adjustment that was reported on the Statement of Changes in Stockholders’ Equity.   We believed that all the activity was in prior years and the prior period adjustment was a necessary item to correct the presentation of the current activity.  We do agree that the purpose of the prior period adjustment should be disclosed in a footnote to the financial statements and have added such to address your items a) and b).

a.  The Company received stock with a market value of approximately $400,000 when received.  While the company held the stock, the market value fell to almost zero.  During the year ended March 31, 2007, the person who gave the stock took it back at the current market value.  The realized gain in the amount of $399,996 was an attempt to reverse the unrealized loss on the transaction.  As noted on the Statement of Cash Flows, the company did not receive any cash for the asset.  The Operating Statement also does not show a gain and prior Operating Statements did not show the unrealized loss.  The receipt of the assets, the market decline in the asset and the subsequent disposal of the asset was a balance sheet only transaction.  Our prior period adjustment to the accumulated other comprehensive income is an attempt to record the loss while the company held the stock in retained earnings.

b. See  above

c. As noted in the footnote on Equity, specifically, the section on Preferred stock, each share is preferred stock is convertible to 100 shares of common stock at the holder’s option. There were no mandatory redemption features or beneficial conversion features on the issued preferred stock.  As noted in the footnote and on the Statement of Changes in Stockholders’ Equity, most of the shares were converted over the span of two years and 200 shares were cancelled.

    We have changed the wording on the footnote to indicate that the conversion and cancellation was initiated by the holders and not through any action of the board.

Note 9. Related Party Transactions, page 32

    10. Please note, that the repayment of the stock subscription receivable and the granting and refusal of the stock based compensation are two different transactions.

a.For each of the years ended March 31, 2008, 2009 and 2010, officer compensation in the amount of $20,000 per year has been recorded as a component of general and administrative expenses.    This expense was not paid in cash to Mr Stirling but used to offset his subscription receivable that he owes for the 5 mil shares of common stock he received in the summer of 2008.   This non-cash transaction is recorded on the statement of cash flow as an adjustment to cash used by operating activities.  Likewise no cash was noted on the sale of those shares or the repayment of the loan.   The non-cash transaction is disclosed in the supplemental cash flow information.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

b. The stock based compensation offered for the year ended March 31, 2008 is recorded on the operating statement in a separate line.  Mr Stirling did not accept the stock and the return of the stock is listed as a contribution of capital in 2008.  The stock based compensation, in the amount of $23,950, recorded for the year ended March 31, 2009 was based on the stock given to seven people listed on the stock transaction schedule we attached to the prior comment letter response. This is not associated with the agreement with Mr Stirling that was cancelled after March 31, 2008.

c. We note that Mr Stirling did receive $7,500 in stock based compensation during the year ended March 31, 2009 and we will add this to his aggregate compensation reported in item 6.

     11. Please note that the “Net Branch Agreement” does not include the stock compensation clause.  This amount was agreed later to as the company was planning to register and the shares may have some value to Global Lending Group or Mr Moulton personally.  The stock was issued by the transfer agent on April 1, 2008.  This implies that the agreement was made on or before March 31, 2008.

 a.   Based on the information above, we believe the rights may have been acquired on or before March 31, 2008.  The stock, however was not issued until April 1, 2008, so an amount would have been payable at March 31, 2008 for the rights.  We have posted these adjustments on our records. The effect is to increase the assets at March 31, 2008 and to accrue a payable for the asset at March 31, 2008 in the amount of $10,000 each.  This payable was paid by stock during the year ended March 31, 2009.  Minor changes were made to the disclosure on the statements of changes in stockholders’ equity and cash flow to show that the rights were acquired in  2008 and paid for in 2009 with stock.

b. The FASB accounting standards codification, section 505-50-30-06 establishes that transactions in which equity instruments are issued in exchange for the receipt of goods or services be accounted for based on the fair value of the consideration received or the fair value of the instrument issued, whichever is more reliably measurable.  SAB topic 14 mimics this treatment, while referring to FAS 123r.  Since the value of future rights is very subjective, management elected to base the value of the rights on the value of the stock given up.  The value of the stock was determined using issuances around the same time period.  Stock for services in May 2007 was issued at $0.02 per share.  Stock for a note was negotiated as of March 31, 2008 at $0.02 per share.  Stock for cash was issued at $0.02 and $0.025 per share in June and July, 2008.  Based on these recent transactions, the Company valued the licensing rights purchased for 500,000 shares, issued on April 1, 2008, at $0.02 per share or $10,000.

c.  The audit firm believes that the financial statements and the footnotes should stand alone from the Form 10.  They opine on the statements but only make sure that the Form 10 disclosures do not contradict the statements or any knowledge they have of the company.  We and they do not believe that the statements should refer to information that may or may not be attached to the statements in the future.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

    We have added verbiage to the footnote to more fully explain the relationship between the Company and Global Lending Group.  We hope this will suffice.

Item 14. Unaudited Financial Statements and Supplementary Data

General – Financial Statement, page 35

    12. We have added a line on the face of the statement of operations to break out the commission paid to related parties from those paid to unrelated parties as described in footnote 9.

Note 1. Organization, Business Operations and Summary of Significant Accounting Policies – Subsequent Events, page 39

    13. The date was wrong.  We have revised the date through which subsequent events have been reviewed to the latest practicable day before filing the new amendment.

Note 11. Restatement, page 42

    14. The percentage shown was wrong.  The number has been changed to the correct amount as you indicated.

Amendment No. 2 to Form 10-Q for the period ended December 31, 2009 filed December 7, 2010

General

    15. We have updated the wording in the 10-Q as directed on the Form 10.

Balance Sheet, page 3

    16. This was an error. We have revised the number of shares outstanding to 22,882,205.

Statement of Operations, page 4

    17. The weighted average shares for the quarters were calculated on a quarterly basis.  The weighted average shares for the annual amounts were calculated on a daily basis.  The amounts reported on the quarterly statements have been revised to use a daily calculation and match the amounts on the annual statements.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

Florida Office of Financial Regulation

Page 1 of 1

FLORIDA
OFFICE OF FINANCIAL REGULATION

THE LICENSEE IDENTIFIED BELOW IS AUTHORIZED TO CONDUCT BUSINESS AS INDICATED BY THE LICENSE TYPE.

LICENSE TYPE:	Correspondent Mortgage Lender
LICENSE NAME:	GLOBAL LENDING GROUP INC
DBA NAME:	
ORIGINAL DATE OF LICENSE:	5/16/2002
LICENSE NUMBER:	CL0702896
LICENSE EXPIRATION DATE:	8/31/2010

LICENSE MAIN ADDRESS:

STREET:	18514 US HWY 19 N SUITE E
CITY:	CLEARWATER
STATE:	FL
ZIP CODE:	33764

https://real.flofr.com/Licensing/PrintLicense.aspx?licID=26665

10/23/2008

Florida Office of Financial Regulation

Page 1 of 1

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